May 19, 2008

David R. Humphrey
Branch Chief-Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Cosi, Inc. Form 10-K for the Year Ended December 31, 2007
      (File 000-50052)

Dear Mr. Humphrey:

      Set forth below is an addendum to our ("Cosi" or the "Company's") responses to the comments of the Staff of the Commission as received by letter dated April 30, 2008 (the "Comment Letter"), which were filed with the Commission on May 16, 2008.

      In connection with our responses to the Comment Letter, we acknowledge the following:

      1. We acknowledge that Cosi is responsible for the adequacy and accuracy of the disclosure in the filing.

      2. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing.

      3. We acknowledge that Cosi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding our responses or this addendum, or if any additional information is needed, please contact me at (847) 597-8803.

Very truly yours,

COSI, INC.

/s/ William E. Koziel

William E. Koziel
Chief Financial Officer